EXHIBIT 1


SUPPLEMENTARY OIL & GAS INFORMATION
(UNAUDITED)


This supplementary crude oil and natural gas information is provided in accordance with the United States FAS 69, "Disclosures about Oil and Gas Producing Activities", and where applicable is reconciled to the US GAAP financial information.

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES

The Company retains qualified independent reserves evaluators to evaluate the Company's proved crude oil and natural gas reserves. For the years ended December 31, 2007, 2006, 2005 and 2004 the reports by Sproule Associates Limited and Ryder Scott Company covered 100% of the Company's conventional reserves.

Proved crude oil and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following table summarizes the Company's proved and proved developed conventional crude oil and natural gas reserves, net of royalties, as at December 31, 2007, 2006, 2005 and 2004:


                                               North          North       Offshore
CRUDE OIL AND NGLS (mmbbl)                   America            Sea      West Africa     Total
===============================================================================================

Net proved reserves
Reserves, December 31, 2004                       648           303              115      1,066
Extensions and discoveries                         98             -                -         98
Improved recovery                                   3             3                2          8
Purchases of reserves in place                      -             -               15         15
Sales of reserves in place                         (3)            -                -         (3)
Production                                        (70)          (25)              (8)      (103)
Revisions of prior estimates                       18             9               10         37
-----------------------------------------------------------------------------------------------
Reserves, December 31, 2005                       694           290              134      1,118
Extensions and discoveries                         53             3                -         56
Improved recovery                                 190            26                -        216
Purchases of reserves in place                     26             -                -         26
Sales of reserves in place                          -             -                -          -
Production                                        (75)          (22)             (13)      (110)
Revisions of prior estimates                       (1)            2                9         10
-----------------------------------------------------------------------------------------------
Reserves, December 31, 2006                       887           299              130      1,316
Extensions and discoveries                         30             -                -         30
Improved recovery                                  13             6                -         19
Purchases of reserves in place                      1             -                -          1
Sales of reserves in place                          -            (3)               -         (3)
Production                                        (77)          (20)             (10)      (107)
Revisions of prior estimates                       66            28                8        102
===============================================================================================
RESERVES, DECEMBER 31, 2007                       920           310              128      1,358

Net proved developed reserves
         December 31, 2004                        367           218               20       605
         December 31, 2005                        402           214               80       696
         December 31, 2006                        420           214               63       697
         DECEMBER 31, 2007                        426           240               70       736
===============================================================================================

                                                North          North       Offshore
NATURAL GAS (bcf)                             America            Sea      West Africa     Total
==============================================================================================
Net proved reserves
Reserves, December 31, 2004                     2,591            27           72          2,690
Extensions and discoveries                        506             -            -            506
Improved recovery                                  30             -            -             30
Purchases of reserves in place                      6             -            -              6
Sales of reserves in place                        (23)            -            -            (23)
Production                                       (411)           (7)          (1)          (419)
Revisions of prior estimates                       42             9            1             52
-----------------------------------------------------------------------------------------------
Reserves, December 31, 2005                     2,741            29           72          2,842
Extensions and discoveries                        250             -            -            250
Improved recovery                                  74             -            -             74
Purchases of reserves in place                  1,111             -            -          1,111
Sales of reserves in place                         (1)            -            -             (1)
Production                                       (433)           (5)          (3)          (441)
Revisions of prior estimates                      (37)           13          (13)           (37)
-----------------------------------------------------------------------------------------------
Reserves, December 31, 2006                     3,705            37           56          3,798
Extensions and discoveries                        134             -            -            134
Improved recovery                                 132             3            -            135
Purchases of reserves in place                     12             -            -             12
Sales of reserves in place                          -             -            -              -
Production                                       (503)           (5)          (4)          (512)
Revisions of prior estimates                       41            46           12             99
-----------------------------------------------------------------------------------------------
RESERVES, DECEMBER 31, 2007                     3,521            81           64          3,666
===============================================================================================
Net proved developed reserves
         December 31, 2004                      2,213            12            5         2,230
         December 31, 2005                      2,300            16           10         2,326
         December 31, 2006                      2,934            17           12         2,963
         DECEMBER 31, 2007                      2,731            58           53         2,842
===============================================================================================

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                                             2007
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               NORTH          NORTH           OFFSHORE                     TOTAL
                                           AMERICA            SEA        WEST AFRICA        OTHER
===============================================================================================================

Proved properties                    $      32,061     $      3,164   $        1,695   $     14      $   36,934
Unproved properties                          2,259               10              138         25           2,432
                                            34,320            3,174            1,833         39          39,366
---------------------------------------------------------------------------------------------------------------
Less: accumulated depletion
  and depreciation                         (12,213)          (1,446)            (645)       (14)        (14,318)
Net capitalized costs                $      22,107     $      1,728   $        1,188   $     25      $   25,048
===============================================================================================================

                                                                             2006
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               North          North           Offshore                     Total
                                           America            Sea        West Africa        Other
===============================================================================================================
Proved properties                    $      29,596     $      3,346   $        1,601   $     14      $   34,557
Unproved properties                          2,244               24               84         24           2,376
                                            31,840            3,370            1,685         38          36,933
---------------------------------------------------------------------------------------------------------------
Less: accumulated depletion
  and depreciation                          (9,878)          (1,341)            (481)       (14)        (11,714)
---------------------------------------------------------------------------------------------------------------
Net capitalized costs                $      21,962     $      2,029   $        1,204   $     24      $   25,219
===============================================================================================================

                                                                             2005
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               North          North           Offshore                   Total
                                           America            Sea        West Africa        Other
===============================================================================================================
Proved properties                    $      20,886     $      2,675   $        1,365   $     14      $   24,940
Unproved properties                          1,372               28              182         13           1,595
                                            22,258            2,703            1,547         27          26,535
---------------------------------------------------------------------------------------------------------------
Less: accumulated depletion
  and depreciation                          (7,993)          (1,022)            (294)       (14)         (9,323)
---------------------------------------------------------------------------------------------------------------
Net capitalized costs                $      14,265     $      1,681   $        1,253   $     13      $   17,212
===============================================================================================================


COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

                                                                             2007
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               NORTH          NORTH           OFFSHORE                     TOTAL
                                           AMERICA            SEA        WEST AFRICA        OTHER
===============================================================================================================
PROPERTY ACQUISITIONS
   Proved                            $          55     $        (38)  $            -   $      -      $       17
   Unproved                                     13                1                -          -              14
---------------------------------------------------------------------------------------------------------------
Exploration                                    239               19                -          1             259
Development                                  2,173              380              148          -           2,701
---------------------------------------------------------------------------------------------------------------
Costs incurred                       $       2,480     $        362   $          148   $      1      $    2,991
===============================================================================================================

                                                                             2006
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               North         North            Offshore                     Total
                                           America           Sea         West Africa        Other
===============================================================================================================
PROPERTY ACQUISITIONS
   Proved                            $       5,627     $          -   $            1   $      -      $    5,628
   Unproved                                    910                -                -          -             910
Exploration                                    238                4                1         11             254
Development                                  2,807              628              133          -           3,568
---------------------------------------------------------------------------------------------------------------
Costs incurred                       $       9,582     $        632   $          135   $     11      $   10,360
===============================================================================================================

                                                                             2005
---------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)               North         North            Offshore                     Total
                                           America           Sea         West Africa        Other
===============================================================================================================
PROPERTY ACQUISITIONS
   Proved                            $        (448)    $         (3)  $           63   $      -      $     (388)
   Unproved                                    210                -              (52)         -             158
Exploration                                    360               22               16          5             403
Development                                  2,386              232              439          -           3,057
---------------------------------------------------------------------------------------------------------------
Costs incurred                       $       2,508     $        251   $          466   $      5      $    3,230
===============================================================================================================


RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2007, 2006 and 2005 are summarized in the following tables:


                                                                       2007
---------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                 NORTH        NORTH         OFFSHORE         TOTAL
                                               AMERICA        SEA       WEST AFRICA
=========================================================================================================
Crude oil and natural gas revenue, net of     $     7,441   $  1,522   $         709      $     9,672
  royalties and blending costs
Production                                         (1,642)      (432)            (94)         (2,168)
Transportation                                       (335)       (16)             (1)           (352)
Depletion, depreciation and amortization           (2,359)      (340)           (165)         (2,864)
Asset retirement obligation accretion                 (38)       (30)             (2)            (70)
Petroleum revenue tax                                   -       (141)              -            (141)
Income tax                                           (997)      (282)           (121)         (1,400)
------------------------------------------------------------------------------------------------------
Results of operations                         $     2,070   $    281   $         326      $    2,677
======================================================================================================

                                                                       2006
------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                      North       North         Offshore     Total
                                                  America        Sea         West Africa
======================================================================================================
Crude oil and natural gas revenue, net of     $     5,707   $  1,310   $         911      $    7,928
  royalties and blending costs
Production                                         (1,436)      (390)           (106)         (1,932)
Transportation                                       (326)       (15)             (1)           (342)
Depletion, depreciation and amortization           (1,894)      (297)           (189)         (2,380)
Asset retirement obligation accretion                 (35)       (31)             (2)            (68)
Petroleum revenue tax                                   -       (234)              -            (234)
Income tax                                           (706)      (172)           (172)         (1,050)
------------------------------------------------------------------------------------------------------
Results of operations                         $     1,310   $    171   $         441      $    1,922
======================================================================================================

                                                                       2005
------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                      North       North         Offshore     Total
                                                  America         Sea        West Africa
======================================================================================================
Crude oil and natural gas revenue, net of     $     5,727   $  1,499   $         472      $    7,698
  royalties and blending costs
Production                                         (1,211)      (379)            (53)         (1,643)
Transportation                                       (287)       (20)              -            (307)
Depletion, depreciation and amortization           (1,588)      (306)           (104)         (1,998)
Asset retirement obligation accretion                 (34)       (34)             (1)            (69)
Petroleum revenue tax                                   -       (172)              -            (172)
Income tax                                         (1,007)      (235)           (110)         (1,352)
------------------------------------------------------------------------------------------------------
Results of operations                         $     1,600   $    353   $         204      $    2,157
======================================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM
PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN

The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using year-end sales prices and costs and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

o Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

o Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

o    Future  production  rates will vary from those  estimated;

o    Future rather than year-end sales prices and costs will apply;

o Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

o Future estimated income taxes do not take into account the effects of future exploration expenditures; and

o Future development and asset retirement obligations will differ from those estimated.

Future net revenues, development, production and restoration costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FAS 69:


                                                                             2007
----------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                        NORTH          NORTH           OFFSHORE       TOTAL
                                                    AMERICA            SEA          WEST AFRICA
================================================================================================================

Future cash inflows                                 $     71,069    $     30,269    $     9,921     $   111,259
Future production costs                                  (23,729)         (9,316)        (2,419)        (35,464)
Future development and asset retirement
  obligations                                             (7,938)         (4,021)          (621)        (12,580)
Future income taxes                                       (9,508)        (11,376)        (1,978)        (22,862)
----------------------------------------------------------------------------------------------------------------
Future net cash flows                                     29,894           5,556          4,903          40,353
10% annual discount for timing of future
  cash flows                                            (13,952)          (2,176)        (2,505)        (18,633)
----------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows       $     15,942    $      3,380    $     2,398     $    21,720
================================================================================================================

                                                                             2006
----------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                             North          North         Offshore         Total
                                                         America            Sea        West Africa
================================================================================================================
Future cash inflows                                 $     63,368    $     20,815    $     7,779     $    91,962
Future production costs                                  (21,634)         (8,077)        (2,517)        (32,228)
Future development and asset retirement
  obligations                                             (7,029)         (4,348)          (824)        (12,201)
Future income taxes                                       (9,118)         (5,623)        (1,372)        (16,113)
----------------------------------------------------------------------------------------------------------------
Future net cash flows                                     25,587           2,767          3,066          31,420
10% annual discount for timing of future
   cash flows                                            (11,214)           (956)        (1,258)        (13,428)
----------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows       $     14,373    $      1,811    $     1,808     $    17,992
================================================================================================================

                                                                             2005
----------------------------------------------------------------------------------------------------------------
(millions of Canadian dollars)                        North          North              Offshore        Total
                                                    America            Sea             West Africa
================================================================================================================
Future cash inflows                                 $     52,266    $     19,961    $     8,515     $    80,742
Future production costs                                  (17,310)         (6,130)        (1,803)        (25,243)
Future development and asset retirement
  obligations                                             (3,916)         (3,099)        (1,032)         (8,047)
Future income taxes                                      (10,272)         (6,631)        (2,092)        (18,995)
----------------------------------------------------------------------------------------------------------------
Future net cash flows                                     20,768           4,101          3,588          28,457
10% annual discount for timing of future
   cash flows                                             (7,793)         (1,144)        (1,068)        (10,005)
----------------------------------------------------------------------------------------------------------------
Standardized measure of future net cash flows       $     12,975    $      2,957    $     2,520     $    18,452
================================================================================================================

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:


(millions of Canadian dollars)                           2007              2006            2005
---------------------------------------------------------------------------------------------------------------

Sales of crude oil and natural gas produced,
net of                                              $     (7,150)   $     (5,635)   $    (5,785)
  production costs
Net changes in sales prices and production costs           7,412          (2,420)        11,056
Extensions, discoveries and improved recovery              1,429           4,769          3,596
Changes in estimated future development costs               (169)         (1,885)          (971)
Purchases of proved reserves in place                         39           2,406            469
Sales of proved reserves in place                           (103)             (2)          (130)
Revisions of previous reserve estimates                    2,380              81            961
Accretion of discount                                      2,760           3,112          1,812
Changes in production timing and other                       508          (2,156)         1,414
Net change in income taxes                                (3,378)          1,270         (4,458)
---------------------------------------------------------------------------------------------------------------
Net change                                                 3,728            (460)         7,964
Balance - beginning of year                               17,992          18,452         10,488
---------------------------------------------------------------------------------------------------------------
Balance - end of year                               $     21,720    $     17,992    $    18,452
===============================================================================================================